UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 15, 2018

Commission file number 1- 12874
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TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 15, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 15, 2018	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
THIRD QUARTER 2018 RESULTS
Highlights

•
GAAP net loss attributable to shareholders of Teekay of $12.0 million, or $0.12 per share, and adjusted net loss attributable to shareholders of Teekay(1) of $11.4 million, or $0.11 per share, in the third quarter of 2018 (excluding items listed in Appendix A to this release).

•	GAAP income from vessel operations of $55.1 million and total cash flow from vessel operations(1) of $196.4 million in the third quarter of 2018.

•
Teekay LNG intends to increase quarterly cash distributions on common units by 36 percent in 2019 as part of a balanced capital allocation strategy; and Teekay LNG also intends to amend its U.S. tax structure to elect to be treated as a corporation instead of a partnership, subject to common unitholder approval, which would result in investors receiving Form 1099s instead of Schedule K-1s commencing in taxation year 2019.

•	Teekay Tankers completed three previously-announced financings, resulting in approximately $100 million of additional liquidity.

•
Teekay Offshore entered into settlement agreements with Petrobras, including a $96 million settlement in favor of Teekay Offshore relating to previously-terminated charter contracts, and entered into a conditional seven-year charter agreement for the Petrojarl Varg FPSO for deployment on the Cheviot field in the North Sea, which is subject to completion of various conditions precedent.

Hamilton, Bermuda, November 15, 2018 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the quarter ended September 30, 2018. These results include the Company’s two publicly-listed consolidated subsidiaries Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) and its equity-accounted investment in publicly-listed Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), which was deconsolidated as of September 25, 2017 (collectively, the Daughter Entities) and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the third quarter 2018 earnings releases of Teekay LNG, Teekay Tankers and Teekay Offshore, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

	Three Months Ended
	September 30,	June 30,	September 30,
	2018	2018	2017(2)
(in thousands of U.S. dollars, except per share amounts)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	416,562	405,642	500,781
Income (loss) from vessel operations	55,082	1,921	(189,846)
Equity income	13,744	837	1,264
Net loss attributable to shareholders in Teekay	(12,005)	(28,324)	(12,582)
Loss per share attributable to shareholders of Teekay	(0.12)	(0.28)	(0.15)
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations (CFVO)(1)(3)	196,397	164,197	238,060
Adjusted Net Loss attributable to shareholders of Teekay(1)	(11,378)	(21,555)	(35,638)
Adjusted Net Loss per share attributable to shareholders of Teekay(1)	(0.11)	(0.21)	(0.41)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent Adjusted Cash Flow from Vessel Operations(1)	19,818	16,641	1,179
Total Teekay Parent Free Cash Flow(1)	4,841	798	(11,893)

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)
For the period up to September 25, 2017, Teekay Offshore was consolidated in the Company’s financial statements. As a result of Teekay Offshore’s transaction with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield) on September 25, 2017, the Company deconsolidated Teekay Offshore as of that date. Teekay Offshore is accounted for as an equity-accounted investment, commencing September 25, 2017.

(3)
Total cash flow from vessel operations has reduced in the second and third quarter of 2018 primarily as a result of the deconsolidation of Teekay Offshore on September 25, 2017, which Teekay now accounts for using the equity method.

As a reminder, when making year-over-year comparisons of Teekay’s consolidated results, it is important to account for the deconsolidation of Teekay Offshore as of September 25, 2017 and the adoption of the new revenue accounting standard as of January 1, 2018. Please refer to the “Important Notice to Reader” section of this release and footnote (1) of the summary consolidated statement of loss included in this release for further details on the deconsolidation and the adoption of new revenue accounting standards.
CEO Commentary

“In the third quarter of 2018, our total cash flow from vessel operations increased by over $32 million, or 20 percent, compared to the prior quarter, primarily driven by higher cash flows from our directly-owned FPSO units, which have upside exposure to oil prices and production, and the contract start-up of various growth projects across the Teekay Group,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer.

“During the past quarter, Teekay LNG took delivery of three LNG carrier newbuildings and a floating storage unit, which will trade in the spot market until it delivers to the Bahrain regasification facility early next year. A further seven LNG carriers are still to deliver through 2019, which are expected to provide significant cash flow growth. The current spot LNG shipping market continues to strengthen to new multi-year highs and Teekay LNG has taken advantage of this development, recently securing new charters at higher rates for one vessel and is well-positioned to further benefit as three additional vessels have short-term charters maturing through May 2019."

Mr. Hvid continued, "As discussed under a separate press release, Teekay LNG has carefully assessed its future capital allocation strategy and concluded that a balanced approach that, in the near-term, focuses on both delevering its balance sheet, which creates significant equity value and builds financial strength, and at the same time returning more capital to unitholders from its free cash flow after debt amortization payments, is prudent and will create the most long-term value for its unitholders, including Teekay Parent. With approximately half of Teekay LNG's newbuilding program delivered, and virtually all of its near-term financings completed, Teekay LNG has provided 2019 distribution guidance of $0.76 per common unit on an annualized basis, representing a 36 percent increase from the current distribution, which is expected to increase cash flows to Teekay Parent. As Teekay LNG approaches its targeted leverage level, we believe that a stronger balance sheet will enable Teekay LNG to consider returning additional capital to unitholders, which would benefit Teekay Parent as the largest common unitholder and the General Partner.”

Mr. Hvid added, "Also announced under a separate press release, Teekay LNG plans to amend its tax status to be treated as a corporation instead of a partnership, subject to common unitholder approval, which is expected to provide access to a larger investor base and should not result in Teekay LNG recognizing a gain or loss or change its taxes payable going forward."

“At Teekay Tankers, we are encouraged by the recent strength in crude tanker rates, which we believe is the beginning of a more sustained recovery in the tanker market. As the tanker market improves, Teekay Tankers continues to work on various financing initiatives, including the recent completion of two sale-leaseback transactions and a working capital loan, all of which significantly strengthened Teekay Tankers’ liquidity position and extended its debt maturity profile.”

“Teekay Offshore announced that it reached a constructive settlement agreement with Petrobras relating to previously-terminated charter contracts, which Teekay Offshore expects will result in the recognition of approximately $91 million of revenues in the fourth quarter of 2018. Additionally, as offshore market fundamentals improve, Teekay Offshore continues to successfully secure new charter contracts for its existing assets, with a new conditional seven-year charter agreement with Alpha Petroleum for the Petrojarl Varg FPSO for deployment on the Cheviot oil field, which is one of the largest undeveloped oil fields in the UK sector of the North Sea.”

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended September 30, 2018, compared to the same period of the prior year, were positively impacted primarily by higher cash flows from the Banff and Hummingbird FPSO units due to the commencement of oil price-linked production tariffs in those charter contracts on August 1, 2017 and October 1, 2017, respectively, higher cash flows due to scheduled maintenance for the Foinaven FPSO unit in the third quarter of 2017, higher income and cash flows from Teekay LNG as a result of the deliveries of 11 liquefied natural gas (LNG) and four liquefied petroleum gas (LPG) carrier newbuildings between July 2017 and September 2018 and the commencement of short-term charter contracts for certain of the vessels in Teekay LNG's 52 percent-owned joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture), and higher income and cash flows in Teekay Tankers, as a result of higher average spot tanker rates.

These increases were partially offset primarily by lower income and cash flows in Teekay Tankers, as a result of the expiry of time-charter out contracts for various vessels which subsequently traded in the spot market at lower rates, and costs associated with Teekay Tankers' sale-leaseback of six Aframax tankers, and lower income and cash flows in Teekay LNG primarily as a result of a decrease in earnings in 2018 on seven multi-gas carriers upon Teekay LNG’s termination of their previous charter contracts due to non-payment by the charterer.
Teekay Parent
Teekay Parent Adjusted Cash Flow from Vessel Operations(1), which includes distributions and dividends paid to Teekay Parent from the Daughter Entities in the following quarter and cash flow from vessel operations attributable to assets directly-owned by, or chartered-in to, Teekay Parent, less Teekay Parent’s corporate general and administrative expenses, was $19.8 million for the quarter ended September 30, 2018 compared to $1.2 million for the same period of the prior year. This significant improvement was primarily due to: higher revenues from the Banff and Hummingbird Spirit FPSO units due to contractual production tariffs linked to oil prices which commenced in the latter half of 2017, and higher revenues and lower repairs and maintenance costs related to the scheduled maintenance for the Foinaven FPSO unit in the third quarter of 2017; and, as a result of the adoption of the new revenue accounting standard, the recognition of approximately $2 million of additional annual incentive revenue related to the Foinaven FPSO unit that was previously recognized annually in the fourth quarter. These increases were partially offset by the elimination of the minimum dividend payment from Teekay Tankers commencing with the first quarter of 2018 and a reduction in cash distributions from Teekay Offshore as a result of the strategic partnership with Brookfield.

Total Teekay Parent Free Cash Flow(1), which includes Teekay Parent Adjusted Cash Flow from Vessel Operations(1), less net interest expense, was positive $4.8 million during the third quarter of 2018, compared to negative $11.9 million for the same period of the prior year for the reasons mentioned above. This improvement was partially offset by no interest income earned for the three months ended September 30, 2018 on a $200 million loan to Teekay Offshore which Teekay Parent sold to Brookfield at the end of the third quarter of 2017. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States GAAP.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s results improved during the quarter ended September 30, 2018, compared to the same quarter of the prior year, primarily due to the deliveries of 11 LNG and four mid-sized LPG carrier newbuildings between July 2017 and September 2018 and the commencement of short-term charter contracts for certain of the vessels in the Teekay LNG-Marubeni Joint Venture. These increases were partially offset by lower earnings for the three months ended September 30, 2018 on seven multi-gas carriers upon the termination by Teekay LNG of their previous charter contracts due to non-payment of charter hire, lower rates earned in the three months ended September 2018 on two conventional tankers upon the expiration of their fixed-rate charter contracts in 2017, and a reduction in earnings due to the sale of a conventional tanker and an LPG carrier in the first quarter of 2018. Teekay LNG's GAAP net income for the third quarter of 2018, compared to the same quarter of the prior year, was also positively impacted by a decrease in write-down of vessels. Please refer to Teekay LNG's third quarter 2018 earnings release for additional information on the financial results for this entity.
Teekay Tankers

Teekay Tankers' results increased during the quarter ended September 30, 2018, compared to the same period of the prior year, primarily due to higher average spot tanker rates, partially offset by the expiry of time-charter out contracts for various vessels, which have subsequently traded in the spot market at lower rates, and costs associated with Teekay Tankers' sale-leaseback of six Aframax tankers. Please refer to Teekay Tankers' third quarter 2018 earnings release for additional information on the financial results for this entity.
Teekay Offshore
Teekay Offshore’s results increased during the quarter ended September 30, 2018, compared to the same period of the prior year, primarily as a result of the contract start-up of the Pioneiro de Libra and Petrojarl I FPSO units in late-November 2017 and early-May 2018 and the Randgrid FSO in October 2017, lower operating expenses for the Piranema FPSO unit as a result of repairs incurred in the third quarter of 2017, and lower operating expenses as a result of the lay-up of the Arendal Spirit UMS since the fourth quarter of 2017. These increases were offset by lower earnings from the Voyageur Spirit and Ostras FPSO units operating at reduced rates upon contract extensions in the first and second quarter of 2018, respectively. Please refer to Teekay Offshore's third quarter 2018 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent

In July 2018, Teekay Parent secured a one-year contract extension with Canadian Natural Resources (CNR) to extend the employment of the Banff FPSO unit on the Banff and Kyle fields to August 2019. The new one-year extension, which took effect in July 2018, has a slightly lower fixed charter rate and an oil and production tariff, which provides potential upside from a formula based on oil price and production.

During the third quarter of 2018, Teekay Parent repurchased $45.8 million of its 8.5% senior unsecured notes due in January 2020 for total consideration of $47.7 million for an average price of 103.96, which is below the make-whole price for the notes.

In July 2018, Teekay Parent agreed to sell its 43.5 percent interest in Sevan Marine ASA (Sevan) for total consideration of approximately $28 million, which is expected to be completed during the fourth quarter of 2018. The Company expects to record an accounting income/gain on this transaction during the fourth quarter of 2018.
Teekay LNG
LNG Carrier In-charter

In early-September 2018, Teekay LNG agreed to charter-in the Magellan Spirit LNG carrier from its 52%-owned Teekay LNG-Marubeni Joint Venture for a period of two years. The vessel was idle for 29 days in September and early-October while awaiting a suitable charter contract. Since October 3, 2018, the vessel has been chartered in the spot market at rates well in excess of the charter-in rate and is now currently employed under a 5-month charter contract through until late-March 2019, prior to the vessel’s scheduled drydocking in April 2019.
LNG Carrier Newbuilding Deliveries

In July 2018, Teekay LNG’s 20 percent-owned joint venture with China LNG Shipping (Holdings) Limited (China LNG), CETS Investment Management (HK) Co. Ltd. (an affiliate of China National Offshore Oil Corporation (CNOOC)) and BW LNG Investments Pte. Ltd., took delivery of one LNG carrier newbuilding, the Pan Europe, which immediately commenced its 20-year charter contract with Royal Dutch Shell (Shell).

In July 2018, Teekay LNG took delivery of one M-Type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuilding, the Megara, which immediately commenced its eight-year charter contract with Shell.

In August 2018, Teekay LNG took delivery of the Bahrain Spirit floating storage unit (FSU), which immediately commenced its 21-year charter contract with Bahrain LNG W.L.L., in which Teekay LNG has a 30 percent ownership interest.

In September 2018, Teekay LNG’s 50 percent-owned joint venture with China LNG took delivery of its second ARC7 LNG carrier newbuilding, the Rudolph Samoylovich, which immediately commenced its 27-year charter contract with the Yamal LNG project two months ahead of the original scheduled delivery date.
Crude Tanker Dispositions

In September 2018, Teekay LNG agreed to sell the 2003-built African Spirit Suezmax tanker, which had been trading in the spot tanker market, for gross proceeds of $13.1 million. The vessel was delivered to the buyers in October 2018.

In November 2018, Teekay LNG agreed to sell the 2003-built European Spirit Suezmax tanker, which had been trading in the spot tanker market, for gross proceeds of $16.0 million. The vessel is expected to be delivered to the buyers in late-2018.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Tankers
Completed Financings

In September and November 2018, Teekay Tankers completed sale-leaseback transactions relating to six vessels and four vessels, respectively.

Also in November 2018, Teekay Tankers completed a loan to finance working capital for its Revenue Sharing Agreement (RSA) pool management operations.

These transactions provide a total of approximately $100 million of liquidity after the repayment of outstanding debt related to the ten vessels, of which approximately $40 million of liquidity relates to transactions that closed after September 30, 2018.
Teekay Offshore
Settlement Agreements with Petrobras

In October 2018, Teekay Offshore entered into a settlement agreement with Petróleo Brasileiro S.A. and Petroleo Netherlands B.V. - PNBV S.A. (together Petrobras) with respect to various disputes relating to the previously-terminated charter contracts of the HiLoad DP unit and Arendal Spirit UMS. As part of the settlement agreement, Petrobras has agreed to pay a total of $96 million to Teekay Offshore, which includes $55 million that is payable unconditionally within 30 days. The remaining $41 million is to be paid in two separate instalments of $22 million and $19 million by the end of 2020 and 2021, respectively, subject to certain potential offsets described below.

If in the ordinary course of business and prior to the end of 2021, new charter contracts are entered into with Petrobras in respect of the Arendal Spirit UMS, Ostras FPSO unit and Piranema Spirit FPSO unit, the deferred $41 million (payable in two instalments in 2020 and 2021, respectively) will be reduced by 40 percent of any revenues actually received in this same period from such new contracts (Offset Amounts). There are no contracts in place currently that would result in any Offset Amounts being generated and neither Petrobras nor Teekay Offshore have any obligation to enter into such contracts; in addition, Teekay Offshore is not obligated to hold any of the designated assets available for charter by Petrobras.

In the fourth quarter of 2018, Teekay Offshore expects to recognize the above-mentioned settlement, which is expected to increase Teekay Offshore’s revenues by approximately $91 million, which represents the present value of the future expected settlement amounts.

In addition, in October 2018, Teekay Offshore, through separate subsidiaries, entered into a further settlement agreement with Petrobras with regards to a dispute relating to the charter of the Piranema Spirit FPSO unit. Pursuant to the settlement agreement, Teekay Offshore has agreed to a reduction in charter rate for the FPSO totaling approximately $11 million, which is expected to be credited to Petrobras over the remaining contract term. This amount was accrued in Teekay Offshore's financial statements in prior periods, primarily in 2016 and 2017.

Recontracting of the Petrojarl Varg FPSO

In October 2018, Teekay Offshore entered into an agreement with Alpha Petroleum Resources Limited (Alpha) for the Petrojarl Varg FPSO for their development of the Cheviot oil field on the UK continental shelf. The FPSO contract is for a seven-year fixed term from first oil, which is targeted for the second quarter of 2021, after completion of a life extension and upgrade phase for the Petrojarl Varg FPSO taking place at Sembcorp Marine’s shipyard in Singapore. The life extension and upgrade costs for the Petrojarl Varg FPSO will be funded predominantly by Alpha in advance. The Petrojarl Varg FPSO is intended to be used for the entire expected life of the Cheviot field.

The effectiveness of the agreement remains subject to satisfaction of a number of conditions precedent, including (i) initial funding from Alpha to cover life extension and upgrade costs for the Petrojarl Varg FPSO, which is conditional

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

on Alpha finalizing its debt facilities with a consortium of lenders, and (ii) approval by relevant governmental authorities of Alpha’s final field development plan for the Cheviot field. There are no assurances that the conditions precedent to the agreement will be met or when they may be met.

The Cheviot field is 100%-owned by Alpha and is one of the largest undeveloped oil fields in the UK sector of the North Sea. Matching the field development requirements of a projected total of 18 wells (including 13 production wells) was a key factor for the Petrojarl Varg FPSO being selected by Alpha Petroleum through a solutions-driven process undertaken with Teekay Offshore.
ALP Contract Award

In October 2018, ALP Maritime, Teekay Offshore’s towage subsidiary, was awarded a contract to provide five vessels to perform mobilization and field installation services for Total's Kaombo Sul project. The contract is expected to require approximately 300-350 vessel equivalent days to service the project. This contract was awarded after ALP Maritime's successful completion of a contract of similar scale for Total's Kaombo Norte project earlier this year.
Shuttle Tanker Newbuildings

In late-July 2018, Teekay Offshore entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. to construct two LNG-fueled Aframax DP2 shuttle tanker newbuildings, bringing Teekay Offshore's orderbook to a total of six shuttle tankers. These newbuildings will be constructed based on Teekay Offshore's New Shuttle Spirit design which incorporates proven technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon expected delivery in late-2020 through early-2021, these vessels will join Teekay Offshore's contract of affreightment (CoA) shuttle tanker portfolio in the North Sea to provide needed capacity to meet its customers’ needs.

Financing Update

In July 2018, Teekay Offshore completed an upsized $700 million private placement of 8.5% senior unsecured notes maturing in 2023 (the Notes). Brookfield, the holder of approximately 60% of Teekay Offshore’s outstanding common units, purchased $500 million principal amount of the Notes. Teekay Offshore used a portion of the net proceeds from the issuance to (a) repurchase $225.2 million of the $300 million aggregate principal of its outstanding 6% senior notes maturing in 2019, (b) repurchase NOK 914 million of the NOK 1,000 million aggregate principal of its NOK senior notes maturing in 2019 (the NOK notes) and settle $36.5 million of the cross-currency swaps which were an economic hedge to the NOK notes, and (c) repay at par an outstanding $200 million 10% promissory note held by Brookfield maturing in 2022 along with an associated $12 million early termination fee.

Following the Notes private placement, Brookfield exercised its option to acquire an additional 2% ownership interest in Teekay Offshore’s general partner (Teekay Offshore GP) from Teekay. As a result, Brookfield now holds a 51% interest in Teekay Offshore GP.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Liquidity
As at September 30, 2018, Teekay Parent had total liquidity of approximately $389.9 million (consisting of $191.1 million of cash and cash equivalents and $198.8 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity (excluding Teekay Offshore) of approximately $789.6 million (consisting of $385.4 million of cash and cash equivalents and $404.2 million of undrawn revolving credit facilities).
Conference Call
The Company plans to host a conference call on Thursday, November 15, 2018 at 2:00 p.m. (ET) to discuss its results for the third quarter of 2018. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (888) 220-8474 or (647) 484-0475, if outside North America, and quoting conference ID code 5738600.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities operate total assets under management of approximately $17 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Cash Flow from Vessel Operations - Consolidated, Cash Flow From Vessel Operations - Equity Investments, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent GPCO Cash Flow, Teekay Parent OPCO Cash Flow, Teekay Parent Adjusted Cash Flow from Vessel Operations, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Cash Flow from Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, write-down and loss on sales of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control its equity-accounted vessels and investments and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entities in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income (loss) from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Loss Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net loss, and refer to footnote (4) of the statements of loss for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Adjusted Cash Flow from Vessel Operations represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Teekay Offshore, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets (Teekay Parent OPCO Cash Flow). Teekay Parent Free Cash Flow represents Teekay Parent Adjusted Cash Flow from Vessel Operations, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter. Net Interest Expense includes interest expense, interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Important Notice to Reader
Deconsolidation of Teekay Offshore
On September 25, 2017, Teekay, Teekay Offshore and Brookfield finalized a strategic partnership (the Brookfield Transaction), which resulted in the deconsolidation of Teekay Offshore as of that date. As a result, Teekay Offshore's financial results have not been consolidated by Teekay since September 25, 2017. As a result, items such as revenues and CFVO for the three and nine months ended September 30, 2018 are lower compared to the same periods in the prior year since Teekay Offshore has been accounted for using the equity method since September 25, 2017.

Adoption of New Revenue Accounting Standard
Effective January 1, 2018, the Company adopted the new revenue accounting standard. The following resulting differences had no impact on net loss but a material effect individually on revenues, voyage expenses and vessel operating expenses reported for the three and nine months ended September 30, 2018:

•
Teekay Tankers previously presented the net allocation for its vessels participating in revenue sharing arrangements as revenues. Effective January 1, 2018, Teekay Tankers presents the revenue from the voyages these vessels perform in voyage revenues and the difference between this aggregate amount and Teekay Tankers' net allocation from the revenue sharing arrangement as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the three and nine months ended September 30, 2018 by $73.6 million and $202.4 million, respectively.

•
Teekay Parent previously presented the reimbursement of costs incurred by Teekay Parent for its seafarers onboard vessels owned by its equity-accounted investments and third parties as a reduction to vessel operating expenses. Effective January 1, 2018, Teekay Parent presents the costs of managing these vessels as vessel operating expenses and the reimbursement of such costs as revenue. This had the effect of increasing both revenues and vessel operating expenses for the three and nine months ended September 30, 2018 by $20.2 million and $61.3 million, respectively.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Loss(1)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	416,562	405,642	500,781	1,216,226	1,558,209

Voyage expenses	(90,899)	(94,912)	(42,454)	(271,688)	(133,891)
Vessel operating expenses	(157,585)	(162,537)	(200,456)	(478,057)	(599,500)
Time-charter hire expense	(20,965)	(20,648)	(28,645)	(61,024)	(98,106)
Depreciation and amortization	(69,967)	(67,960)	(136,942)	(205,238)	(422,713)
General and administrative expenses	(19,050)	(23,720)	(27,662)	(66,953)	(88,641)
Write-down and loss on sale of vessels(2)	(2,201)	(32,830)	(251,585)	(53,693)	(270,254)
Restructuring charges	(813)	(1,114)	(2,883)	(4,065)	(5,059)
Income (loss) from vessel operations	55,082	1,921	(189,846)	75,508	(59,955)

Interest expense	(67,343)	(59,526)	(74,499)	(181,494)	(219,237)
Interest income	2,103	2,095	1,900	5,875	4,917
Realized and unrealized (loss) gain on
non-designated derivative instruments(3)	(2,168)	10,723	(6,128)	17,981	(43,173)
Equity income (loss)(4)	13,744	837	1,264	41,698	(36,373)
Income tax expense	(4,334)	(8,746)	(5,221)	(17,197)	(11,767)
Foreign exchange gain (loss)	3,553	12,529	(2,642)	16,104	(22,888)
Loss on deconsolidation of Teekay Offshore	—	—	(103,188)	(7,070)	(103,188)
Other (loss) income – net	(2,400)	520	(4,705)	(2,795)	(5,169)
Net loss	(1,763)	(39,647)	(383,065)	(51,390)	(496,833)
Net (income) loss attributable to
non-controlling interests	(10,242)	11,323	370,483	(9,494)	358,843
Net loss attributable to the shareholders of
Teekay Corporation	(12,005)	(28,324)	(12,582)	(60,884)	(137,990)
Loss per common share of Teekay Corporation
- Basic and Diluted	$(0.12)	$(0.28)	$(0.15)	$(0.61)	$(1.60)
Weighted-average number of common
shares outstanding
- Basic and Diluted	100,435,045	100,434,512	86,261,330	99,412,381	86,232,315

(1)	Refer to the "Important Notice to Reader" for details on the deconsolidation of Teekay Offshore and the adoption of the new revenue accounting standard.

(2)
Write-down and loss on sale of vessels for the three and nine months ended September 30, 2018 includes the further write-down of two of Teekay LNG's conventional tankers as the estimated fair values of these vessels had decreased. The vessels were classified as held for sale upon the expiration of their time-charter contracts in 2017. Write-down and loss on sale of vessels for the nine months ended September 30, 2018 also includes the write-downs of four of Teekay LNG's multi-gas carriers. These vessels were written down to their estimated fair values, using appraised values, as a result of Teekay LNG's evaluation of alternative strategies for these assets, combined with the current charter rate environment and the outlook for charter rates for these vessels.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(3)
Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(2,704)	(4,031)	(15,729)	(11,544)	(48,199)
Termination of interest rate swaps	(13,681)	—	—	(13,681)	(610)
Foreign currency forward contracts	—	—	1,609	—	638
Time-charter swaps	—	—	—	—	1,106
Forward freight agreements	(119)	(18)	234	(137)	347
	(16,504)	(4,049)	(13,886)	(25,362)	(46,718)
Unrealized gains (losses) relating to:
Interest rate swaps	19,718	8,532	11,575	44,169	5,181
Foreign currency forward contracts		—	735	—	4,383
Stock purchase warrants	(5,373)	6,206	(4,461)	(851)	(5,036)
Time-charter swap	—	—	—	—	(875)
Forward freight agreements	(9)	34	(91)	25	(108)
	14,336	14,772	7,758	43,343	3,545
Total realized and unrealized (losses) gains on non-designated derivative instruments	(2,168)	10,723	(6,128)	17,981	(43,173)

(4)
The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of loss, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	13,744	837	1,264	41,698	(36,373)
Proportionate share of unrealized gains on derivative instruments	(6,524)	(6,986)	(3,804)	(32,987)	(2,026)
Other(i)	2,289	10,712	6,963	14,533	57,719
Equity income adjusted for items in Appendix A	9,509	4,563	4,423	23,244	19,320

(i)
Other for the three and nine months ended September 30, 2018 includes the Company's proportionate share of the loss on bond repurchases in Teekay Offshore, a decrease in the deferred income tax asset for Teekay Offshore's Norwegian tax structure, the realized loss on interest rate swap amendments in Teekay Offshore, and restructuring charges related to severance costs from crew reduction on the Petrojarl Varg FPSO in Teekay Offshore, partially offset by the Company's gain on the option exercised by Brookfield to acquire an additional 2% ownership interest in Teekay Offshore's general partner from Teekay. Other for the nine months ended September 30, 2018 also includes the Company's proportionate share of write-downs and gain on sale of vessels in Teekay Offshore and the gain (loss) on sale of vessels in Teekay LNG's Exmar LPG joint venture, partially offset by the write-down of two shuttle tankers in Teekay Offshore, transaction fees relating to the historical amendment of certain interest rate swaps in Teekay Offshore, depreciation expense as a result of the change in the useful life and residual value estimates of certain of Teekay Offshore's shuttle tankers, a decrease in the deferred income tax asset for Teekay Offshore's Norwegian tax structure, the loss on sale of the Company's investment in KT Maritime (Pty) Ltd., and the write-down of the Company's loans receivable from Gemini Tankers L.L.C.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	191,137	229,405	129,772
Cash and cash equivalents - Teekay LNG	139,854	177,071	244,241
Cash and cash equivalents - Teekay Tankers	54,361	48,457	71,439
Other current assets	295,741	284,693	305,525
Restricted cash - Teekay Parent	2,057	2,141	7,257
Restricted cash - Teekay LNG	66,588	83,422	95,194
Restricted cash - Teekay Tankers	4,466	4,530	4,271
Assets held for sale	28,482	29,911	33,671
Vessels and equipment - Teekay Parent	312,081	320,111	337,318
Vessels and equipment - Teekay LNG	3,060,856	2,755,911	2,461,219
Vessels and equipment - Teekay Tankers	1,897,920	1,917,547	1,965,514
Advances on newbuilding contracts	172,248	349,169	444,493
Investment in equity-accounted investees	1,151,343	1,133,224	1,130,198
Net investment in direct financing leases	577,696	490,747	495,990
Other non-current assets	259,725	261,485	229,631
Intangible assets	81,542	85,394	93,014
Goodwill	43,690	43,690	43,690
Total Assets	8,339,787	8,216,908	8,092,437
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities and other	211,247	281,672	320,339
Advances from affiliates	73,109	64,100	49,100
Current portion of long-term debt - Teekay Parent	—	—	81,748
Current portion of long-term debt - Teekay LNG	236,410	455,752	659,350
Current portion of long-term debt - Teekay Tankers	119,682	162,543	173,972
Long-term debt - Teekay Parent	643,715	687,761	585,663
Long-term debt - Teekay LNG	2,976,800	2,478,796	2,150,191
Long-term debt - Teekay Tankers	984,106	916,679	927,238
Derivative liabilities	44,753	103,485	128,811
Other long-term liabilities	130,052	132,507	136,369
Equity:
Non-controlling interests	2,077,492	2,077,449	2,102,465
Shareholders of Teekay	842,421	856,164	777,191
Total Liabilities and Equity	8,339,787	8,216,908	8,092,437

Net debt - Teekay Parent(1)	450,521	456,215	530,382
Net debt - Teekay LNG(1)	3,006,768	2,674,055	2,470,106
Net debt - Teekay Tankers(1)	1,044,961	1,026,235	1,025,500
(1) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2018	2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(51,390)	(496,833)
Depreciation and amortization	205,238	422,713
Unrealized gain on derivative instruments	(93,817)	(94,532)
Write-down and loss on sales of vessels	53,693	270,254
Equity (income) loss, net of dividends received	(28,382)	72,159
Income tax expense	17,197	11,767
Loss on deconsolidation of Teekay Offshore	7,070	103,188
Unrealized foreign exchange (gain) loss and other	(1,644)	95,682
Change in operating assets and liabilities	(41,424)	67,855
Expenditures for dry docking	(28,782)	(38,704)
Net operating cash flow	37,759	413,549
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	843,854	680,261
Prepayments of long-term debt	(681,664)	(314,029)
Scheduled repayments of long-term debt	(223,597)	(615,337)
Proceeds from financing related to sales-leaseback of vessels	526,692	488,830
Repayments of obligations related to capital leases	(54,122)	(29,723)
Net proceeds from equity issuances of subsidiaries	—	8,521
Net proceeds from equity issuances of Teekay Corporation	103,657	—
Distributions paid from subsidiaries to non-controlling interests	(49,124)	(88,133)
Cash dividends paid	(16,637)	(14,235)
Other financing activities	(595)	1,675
Net financing cash flow	448,464	117,830
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(564,464)	(694,507)
Proceeds from sale of vessels and equipment	—	67,440
Investment in equity-accounted investments	(28,375)	(109,580)
Advances to joint ventures and joint venture partners	(24,957)	(12,576)
Proceeds from sale of equity-accounted investment	54,438	—
Cash of transferred subsidiaries on sale, net of proceeds received	(25,254)	(45,447)
Other investing activities	8,678	13,481
Net investing cash flow	(579,934)	(781,189)
Decrease in cash, cash equivalents and restricted cash	(93,711)	(249,810)
Cash, cash equivalents and restricted cash, beginning of the period	552,174	805,242
Cash, cash equivalents and restricted cash, end of the period	458,463	555,432

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	September 30,		June 30,		September 30,
	2018		2018		2017
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(1,763)		(39,647)		(383,065)
Adjust for: Net (income) loss attributable to
non-controlling interests	(10,242)		11,323		370,483
Net loss attributable to
shareholders of Teekay	(12,005)	(0.12)	(28,324)	(0.28)	(12,582)	(0.15)
(Subtract) add specific items affecting net loss
Unrealized gains from derivative instruments(2)	(20,860)	(0.21)	(21,758)	(0.22)	(11,555)	(0.13)
Foreign exchange gains(3)	(5,805)	(0.06)	(14,045)	(0.14)	(853)	(0.01)
Write-down and (gain) loss on sale of vessels and other assets(4)	(58)	—	43,157	0.43	251,585	2.91
Restructuring charges (recoveries)(5)	1,080	0.01	(607)	(0.01)	2,909	0.03
Loss on deconsolidation of Teekay Offshore	—	—	—	—	103,188	1.20
Realized loss on interest rate swap terminations and amendments(6)	14,560	0.15	—	—	5,347	0.06
Other(7)	6,868	0.07	5,490	0.06	8,371	0.10
Non-controlling interests’ share of items above(8)	4,842	0.05	(5,468)	(0.05)	(382,048)	(4.42)
Total adjustments	627	0.01	6,769	0.07	(23,056)	(0.26)
Adjusted net loss attributable to
shareholders of Teekay	(11,378)	(0.11)	(21,555)	(0.21)	(35,638)	(0.41)

(1)	Basic per share amounts.

(2)
Reflects the unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income (loss) from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Also includes the Company's proportionate share of write-downs and loss on sale of vessels and other operating assets in equity-accounted joint ventures for the three months ended September 30, 2018 (refer to footnote (4) of the summary consolidated statements of loss included in this release for further details) and June 30, 2018. For details on the consolidated write-downs of vessels for the three months ended September 30, 2018, refer to footnote (2) of the summary consolidated statement of loss.

(5)
Also includes the Company's proportionate share of restructuring costs in an equity-accounted joint venture for the three months ended September 30, 2018 (refer to footnote (4) of the summary consolidated statements of loss included in this release for further details).

(6)
Also includes the Company's proportionate share of realized losses on interest rate swap amendments in an equity-accounted joint venture for the three months ended September 30, 2018 and 2017 (refer to footnote (4) of the summary consolidated statements of loss included in this release for further details).

(7)
Other for the three months ended September 30, 2018 and June 30, 2018 includes the Company's proportionate share of a decrease in the deferred income tax assets of certain equity-accounted joint ventures (refer to footnote (4) of the summary consolidated statements of loss included in this release for further details). Other for the three months ended September 30, 2018 also includes the Company's proportionate share of losses on debt repurchases in an equity-accounted joint venture (refer to footnote (4) of the summary consolidated statements of loss included in this release for further details), losses on the Company's debt repurchases, and the write-off of debt issuance costs in connection with the refinancing of loans in Teekay Tankers.

(8)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended September 30, 2018
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	123,336	175,915	117,571	(260)	416,562

Voyage expenses	(7,956)	(83,048)	(83)	188	(90,899)
Vessel operating expenses	(27,621)	(52,161)	(77,875)	72	(157,585)
Time-charter hire expense	(1,690)	(4,317)	(14,958)	—	(20,965)
Depreciation and amortization	(32,238)	(29,595)	(8,134)	—	(69,967)
General and administrative expenses	(4,183)	(8,747)	(6,120)	—	(19,050)
Write-down and loss on sale of vessels	(2,201)	—	—	—	(2,201)
Restructuring charges	(449)	(213)	(151)	—	(813)

Income (loss) from vessel operations	46,998	(2,166)	10,250	—	55,082

Interest expense	(35,875)	(15,006)	(16,462)	—	(67,343)
Interest income	980	250	873	—	2,103
Realized and unrealized gain (loss) on
non-designated derivative instruments	2,515	596	(5,279)	—	(2,168)
Equity income (loss)	14,679	(359)	(576)	—	13,744
Equity in earnings of subsidiaries(2)	—	—	1,381	(1,381)	—
Income tax expense	(1,549)	(2,050)	(735)	—	(4,334)
Foreign exchange gain	1,445	1,251	857	—	3,553
Other income (loss) – net	314	—	(2,714)	—	(2,400)
Net income (loss)	29,507	(17,484)	(12,405)	(1,381)	(1,763)
Net income attributable to
non-controlling interests(3)	(3,557)	—	—	(6,685)	(10,242)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	25,950	(17,484)	(12,405)	(8,066)	(12,005)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay LNG and Teekay Tankers and (b) Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended September 30, 2018
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	71,583	45,988	—	117,571

Voyage expenses	(200)	117	—	(83)
Vessel operating expenses	(36,545)	(41,330)	—	(77,875)
Time-charter hire expense	(11,566)	(3,392)	—	(14,958)
Depreciation and amortization	(8,032)	(102)	—	(8,134)
General and administrative expenses	(2,335)	558	(4,343)	(6,120)
Restructuring charges	—	(151)	—	(151)
Income (loss) from vessel operations	12,905	1,688	(4,343)	10,250

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	12,905	1,688	(4,343)	10,250
Depreciation and amortization	8,032	102	—	8,134
Amortization of in-process revenue
contracts and other	(2,142)	(762)	—	(2,904)
CFVO - Consolidated(2)	18,795	1,028	(4,343)	15,480
CFVO - Equity Investments(3)	266	20,308	—	20,574
CFVO - Total	19,061	21,336	(4,343)	36,054

(1)	Includes the results of two chartered-in FSO units owned by Teekay Offshore.

(2)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its consolidated publicly-traded subsidiaries, Teekay LNG and Teekay Tankers, and its equity-accounted investment in Teekay Offshore. For the three months ended September 30, 2018, Teekay Parent received cash distributions and dividends from these entities totaling $4.3 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details.

(3)
Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to equity income (loss) of equity accounted vessels, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529
Teekay Offshore	566	566	566
GP interests
Teekay LNG	228	228	228
Teekay Offshore(3)	15	16	16
Other Dividends
Teekay Tankers(2)(4)	—	—	1,690
Teekay Offshore(5)	—	—	637
Total Daughter Entity Distributions to Teekay Parent	4,338	4,339	6,666
Corporate general and administrative expenses	(4,343)	(4,016)	496
Total Teekay Parent GPCO Cash Flow	(5)	323	7,162

TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from vessel operations(6)
FPSOs	18,795	12,277	(1,901)
Conventional Tankers	—	—	(3,077)
Other(7)	1,028	4,041	(1,005)
Teekay Parent OPCO Cash Flow(8)	19,823	16,318	(5,983)

Teekay Parent adjusted cash flow from vessel operations	19,818	16,641	1,179
Net interest expense(9)	(14,977)	(15,843)	(13,072)

TOTAL TEEKAY PARENT FREE CASH FLOW	4,841	798	(11,893)
Weighted-average number of common shares - Basic	100,435,045	100,434,512	86,261,330

(1)
Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions (including payments-in-kind) relating to such quarter but received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarter ended September 30, 2017 were paid-in-kind in the form of new Teekay Offshore common units.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)
Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and equity-accounted investment in Teekay Offshore for the periods as follows:

	Three Months Ended
	September 30,	June 30,	September 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158
Teekay Offshore
Distribution per common unit	$0.01	$0.01	$0.01
Common units owned by
Teekay Parent	56,587,484	56,587,484	56,587,484
Total distribution	$565,875	$565,875	$565,875
Teekay Tankers
Dividend per share	$—	$—	$0.03
Shares owned by Teekay Parent(3)	77,298,441	77,298,441	56,317,627
Total dividend	$—	$—	$1,689,529

(3)	In July 2018, Brookfield exercised its option to acquire an additional 2% ownership interest in Teekay Offshore's general partner from Teekay.

(4)
Includes Class A and Class B shareholdings. Teekay Tankers' past dividend policy was to pay out 30 percent to 50 percent of its quarterly adjusted net income (as defined), with a minimum quarterly dividend of $0.03 per share, subject to Teekay Tankers' Board approval. Commencing with the dividend for the first quarter of 2018, Teekay Tanker's Board eliminated the minimum quarter dividend; however, the variable portion of the dividend policy was maintained.

(5)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.5% Series D Preferred Units acquired in June 2016. All outstanding Series D Preferred Units were repurchased by Teekay Offshore in September 2017 as part of the Brookfield Transaction.

(6)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s cash flow from vessel operations.

(7)
Other for the three months ended June 30, 2018 includes $1.7 million of revenue associated with a customer recovery of prior period restructuring costs relating to Teekay Parent's Australian operations.

(8)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(9)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Income (loss) from vessel operations	55,082	1,921	(189,846)
Depreciation and amortization	69,967	67,960	136,942
Amortization of in-process revenue contracts and other	(2,412)	(2,727)	(6,737)
Realized gains from the settlements of non-designated
derivative instruments	—	—	1,843
Write-down and loss on sale of vessels	2,201	32,830	251,585
Cash flow from time-charter contracts, net of revenue accounted for
as direct finance leases	2,823	2,897	3,071
CFVO - Consolidated	127,661	102,881	196,858
CFVO - Equity Investments (see Appendix E)	68,736	61,316	41,202
CFVO – Total	196,397	164,197	238,060

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2018		June 30, 2018		September 30, 2017
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion	100%	Portion

Revenues	481,760	115,064	458,098	106,875	196,281	78,912
Vessel and other operating expenses	(225,486)	(48,929)	(228,523)	(48,996)	(101,063)	(40,279)
Depreciation and amortization	(127,335)	(27,454)	(128,353)	(27,467)	(48,045)	(19,425)
Write-down and gain (loss) on sale of
vessels	350	49	(62,913)	(8,854)	—	—
Restructuring charges	(1,899)	(267)	—	—	—	—
Income from vessel operations of
equity-accounted vessels	127,390	38,463	38,309	21,558	47,173	19,208
Interest expense	(95,370)	(25,899)	(87,010)	(23,611)	(36,568)	(14,878)
Realized and unrealized gain (loss) on
on derivative instruments	13,266	2,633	17,474	4,684	(21,538)	(3,652)
Gain (loss) on sale of equity-accounted
investments (2)	—	2,234	—	(1,523)	—	—
Other – net	(25,237)	(3,687)	(2,744)	(271)	(1,716)	586
Equity income (loss) of equity- accounted vessels	20,049	13,744	(33,971)	837	(12,649)	1,264
Income from vessel operations of
equity-accounted vessels	127,390	38,463	38,309	21,558	47,173	19,208
Depreciation and amortization	127,335	27,454	128,353	27,467	48,045	19,425
Write-down and (gain) loss on sale of
vessels	(350)	(49)	62,913	8,854	—	—
Realized (loss) gain from the settlement
of non-designated foreign currency
forward contracts	(747)	(105)	370	52	—	—
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance leases	14,971	5,048	13,879	4,707	10,017	3,636
Amortization of in-process revenue
contracts and other	(12,758)	(2,075)	(6,027)	(1,322)	(2,065)	(1,067)
Cash flow from vessel operations
of equity-accounted vessels(3)	255,841	68,736	237,797	61,316	103,170	41,202

(1) The Company’s proportionate share of its equity-accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14 percent to 52 percent.
(2) Includes a gain on the option exercised by Brookfield to acquire an additional 2% ownership interest in Teekay Offshore's general partner from Teekay during the three months ended September 30, 2018 and a loss on the sale of the Company's investment in KT Maritime (Pty) Ltd. during the three months ended June 30, 2018.
(3) CFVO from equity-accounted vessels represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2018
	(unaudited)
					Teekay
		Conventional		Corporate	Parent
	FPSOs	Tankers	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	5,541	—	3,306	(4,016)	4,831
Depreciation and amortization	8,593	—	—	—	8,593
Amortization of in-process revenue
contracts and other	(1,857)	—	735	—	(1,122)
Cash flow from vessel operations
– Teekay Parent	12,277	—	4,041	(4,016)	12,302

	Three Months Ended September 30, 2017
	(unaudited)
					Teekay
		Conventional		Corporate	Parent
	FPSOs	Tankers	Other	G&A	Total

Teekay Parent (loss) income from
vessel operations	(223,957)	(3,077)	(280)	496	(226,818)
Depreciation and amortization	17,320	—	(79)	—	17,241
Write-down of vessels	205,659	—	—	—	205,659
Amortization of in-process revenue
contracts and other	(1,483)	—	(646)	—	(2,129)
Realized gains from the settlements
of non-designated foreign currency
derivative instruments	560	—	—	—	560
Cash flow from vessel operations
– Teekay Parent	(1,901)	(3,077)	(1,005)	496	(5,487)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(67,343)	(59,526)	(74,499)
Interest income	2,103	2,095	1,900
Interest expense net of interest income consolidated	(65,240)	(57,431)	(72,599)
Less: Non-Teekay Parent interest expense net of
interest income and adjustment	(49,651)	(41,040)	(60,201)
Interest expense net of interest income - Teekay Parent	(15,589)	(16,391)	(12,398)
Less: Teekay Parent non-cash accretion on convertible bond	966	942	—
Add: Teekay Parent realized losses on interest rate swaps	(354)	(394)	(674)
Net interest expense - Teekay Parent	(14,977)	(15,843)	(13,072)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the effect of Teekay Tankers' financing transactions on its liquidity and debt maturity profile; the impact of contract extensions on future cash flows; the timing and certainty of the Company’s sale of its ownership interest in Sevan, and the expected income/gain from the sale; the anticipated benefit to the Company’s future financial results and balance sheet from the delivery of the remaining LNG projects and newbuildings over the next few years; the timing and cost of delivery and start-up of various newbuildings and other projects and the commencement of related contracts; the effects of future newbuilding deliveries on Teekay LNG’s future cash flows; Teekay LNG’s proposed election to be classified as a corporation, instead of a partnership, for U.S. federal income tax purposes, and the effects of any such change; Teekay LNG’s guidance as to 2019 cash distributions, and the expected benefits of Teekay LNG’s capital allocation strategy, including its ability to consider additional return of capital to its unitholders in the future; Teekay LNG’s ability to benefit from future LNG fundamentals; the completion and impact of Teekay Offshore’s newbuilding orders on its position in the North Sea CoA shuttle tanker market, and customer demand in that market; the timing and amount of future settlement payments from Petrobras, including the impact on revenue for the fourth quarter of 2018 and of any Offset Amounts; the estimated effect of the rate reduction relating to the Piranema Spirit FPSO; the timing and certainty of the effectiveness of the agreement with Alpha to develop the Cheviot field, including satisfaction by Alpha of the various conditions precedent to its effectiveness; the expected requirements of ALP Maritime to service Total’s Kaombo Sul project; fuel consumption and emissions for the shuttle tanker newbuildings; the ability of the Teekay Group to benefit from a broader energy and tanker market recovery; and the potential upside from charter arrangements that include a variable rate component. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices; issues with vessel operations; variations in expected levels of field maintenance; increased operating expenses; potential project delays or cancellations; newbuilding or conversion specification changes, cost overruns, or shipyard disputes; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the effects of IMO 2020; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; the Daughter Entities’ ability to secure or draw on financings; the result of potential rechartering discussions and negotiations; the outcome of the unitholder vote at the special meeting to approve changes to the tax classification of Teekay LNG and related amendments to Teekay LNG’s partnership agreement, and the actual effect of any such changes on Teekay LNG and its unitholders; actual levels of quarterly distributions approved by Teekay LNG's general partner; the ability of Alpha to satisfy all of the conditions precedent relating to the contract between Teekay Offshore and Alpha; failure to complete the sale of shares in Sevan; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2017. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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